Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

October 23, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jeffrey P. Riedler, Assistant Director

Scot Foley

Re:                         ContraVir Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 17, 2014

File No. 000-55020

Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated October 22, 2014 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A of ContraVir Pharmaceuticals, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Proposal 6: Amendment to our Certificate of Incorporation to Authorize a Reverse Stock Split, page 18

1.                                    Please amend your disclosure to state the number of authorized shares that will become available for issuance as a result of the reverse stock split at each of the possible ratios.

Response

In response to the Staff’s comment, we have added the requested disclosure to Proposal 6- Amendment to our Certificate of Incorporation to Authorize a Reverse Stock Split- Reasons for the Reverse Stock Split-Effects of the Reverse Split in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A.

2.                                      Please amend your disclosure to state whether or not you have any current plans, agreements, understandings, etc. with respect to the authorized shares that will become available for issuance after the reverse stock split has been implemented.  If you have any such plans, agreements, understandings, etc., please describe them.

Response

In response to the Staff’s comment, we have stated that the Company does not have any current plans, agreements, understandings, etc. with respect to the authorized shares that will become available for issuance after the reverse stock split has been implemented in Proposal 6- Amendment to our Certificate of Incorporation to Authorize a Reverse Stock Split- Reasons for the Reverse Stock Split-Effects of the Reverse Split in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A

We hereby acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler

cc:           James Sapirstein, ContraVir Pharmaceuticals, Inc.